(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-24383 CUSIP NUMBER 98137N 10 9

For Period Ended: April 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Workflow Management, Inc.

Full Name of Registrant

Former Name if Applicable

240 Royal Palm Way

Address of Principal Executive Office (Street and Number)

Palm Beach, Florida 33480

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced in a press release dated July 21, 2003 and a Form 8-K filed with the Securities and Exchange Commission on July 22, 2003, the Registrant has reached an agreement in principle with its senior lenders regarding a credit facility amendment. The Registrant is in the process of finalizing the legal documentation related to this amendment, but such documentation is not yet complete nor have all the Registrant’s lenders obtained the requisite internal approvals necessary to execute the amendment. The terms of the credit facility amendment will have a material effect on the Company’s financial statements and Form 10-K. In particular, if the Registrant were to file a Form 10-K before the credit facility is formally amended, and then were to file an amended Form 10-K after the credit facility amendment takes effect, the Registrant would be required to issue two materially different sets of audited financial statements. Accordingly, without unreasonable effort and expense, the Registrant cannot file the Form 10-K until the credit facility amendment is finalized.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

T. Richard Litton, Jr., Esq. (Name)	757 (Area Code)	624-3241 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate cannot be made.

As previously announced in a press release dated July 21, 2003 and a Form 8-K filed with the Securities and Exchange Commission on July 22, 2003, the Registrant will have a GAAP net loss for the fiscal year ended April 30, 2003 of $39.9 million or $3.02 per diluted share versus net income of $9.2 million or $0.70 per diluted share in fiscal 2002. Further details regarding this net loss are contained in the press release and Form 8-K.

   Workflow Management, Inc.

     (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date July 29, 2003	By	/s/ MICHAEL L. SCHMICKLE
Michael L. Schmickle, Executive Vice President and Chief Financial Officer